QUANTUM CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Fee Income	$	1,375
Mutual Fund Income		789
Total revenue		2,164
Expenses:		
Communication/Email Expense		1,143
Professional fees		5,800
Rent		1,200
Regulatory fees		4,472
Other expenses		1,768
Total expenses		14,383
Net Loss	$	(12,219)

See accompanying notes to financial statements